DigitalFX International, Inc.
3035 East Patrick Lane, Suite 9
Las Vegas, Nevada 89120

March 24, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

                  Re:  DigitalFX International, Inc.
                       Registration Statement on Form S-3
                       Registration Number:  333-148033

Ladies and Gentlemen:

DigitalFX International, Inc. (the "Company") hereby respectfully requests that the Company's Registration Statement on Form S-3 (Registration Number 333-148033) (the "Registration Statement") be withdrawn as of the date hereof pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. The Company's request is based on the fact that the Company has determined not to pursue the proposed offering as described in the Registration Statement. The Company may undertake a subsequent secondary offering on Form S-3 as permitted by the general instructions of such form. The Registration Statement was never declared effective and no securities of the Company were sold pursuant thereto.

If you have questions regarding this matter, please contact the undersigned at 702-938-9300.

Respectfully,

DIGITALFX INTERNATIONAL, INC.


/S/ MICKEY ELFENBEIN
-----------------------------
By:  Mickey Elfenbein
Its: Chief Operating Officer